Steve W. Milton
Corporate Secretary
3150 Sabre Drive
Southlake, TX 76092

April 25, 2017

VIA EDGAR CORRESPONDENCE

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sabre Corporation
10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-36422

Dear Ms. Blye:

By letter dated April 14, 2017 (the “Comment Letter”), the Staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 10-K filed on February 17, 2017 by Sabre Corporation (the “Company”).

The Company is in receipt of the Comment Letter and is working to prepare a response. The Company is actively engaged in a review of the information required to respond to the comments and respectfully requests an extension to the 10 business day response requirement noted in the Comment Letter. The Company advises the Staff that it expects to respond no later than May 19, 2017.

If you have any questions or require any additional information, please do not hesitate to contact Pamela L. Marcogliese, counsel to the Company, at (212) 225-2556.

Sincerely,

/s/ Steve W. Milton
Steve W. Milton

cc:     Pamela L. Marcogliese, Esq., Cleary Gottlieb Steen & Hamilton LLP